UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

(Commission File No. 001-32305)

_______________________

CORPBANCA
(Translation of registrant’s name into English)

_______________________

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

On May 25, 2011, Corpbanca announced that an extraordinary meeting of the board of directors was held to approve a capital increase in the amount of 25,500,000,000 shares.  At the extraordinary meeting of the board of directors held on May 25, 2011, and in reliance on the faculties delegated at the extraordinary shareholders meeting held on January 27, 2011, in respect of the capital increase through the issuance of up to 40,042,815,984 of Corpbanca's shares, the board of directors set the dates for (i) the first preferential offering period of 30 calendar days from June 3, 2011 to July 2, 2011, (ii) the second preferential offering period of 30 calendar days from July 2, 2011 to August 1, 2011, and (iii) the third preferential offering period of 30 calendar days from August 2, 2011 to August 31, 2011.

Those shareholders who are registered in the Shareholder Registry will be entitled to receive the right to subscribe for 0.1123797088 shares for each share so registered five business days prior to the start of the first preferential offering period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Mario Chamorro
Name:	Mario Chamorro
Title:	Chief Executive Officer

Date: May 26, 2011

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